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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CORIXA CORPORATION

(Name of Issuer)
Common Stock, Par Value, $0.001 Per Share

(Title of Class of Securities)
21887F100
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

        / /      Rule 13d-1(b)

        /x/      Rule 13d-1(c)

        / /      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:            21887F100

1	NAME OF REPORTING PERSON Castle Gate L.L.C. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
4,371,782

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
4,371,782

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,371,782

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.6%

12	TYPE OF REPORTING PERSON
CO

CUSIP No.:            21887F100

1	NAME OF REPORTING PERSON William H. Gates III S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
4,371,782

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
4,371,782

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,371,782

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.6%

12	TYPE OF REPORTING PERSON
IN

Item 1.
	(a)	Name of Issuer: Corixa Corporation (the "Issuer")
	(b)	Address of principal executive offices of the Issuer:
1124 Columbia St., Suite 200 Seattle, WA 98104
Item 2.
	(a)	Name of Person Filing:
(1) Castle Gate L.L.C. ("Company")
(2) William H. Gates III
	(b)	Address of Principal Business Office:
(1) 2365 Carillon Point, Kirkland, Washington 98033
(2) One Microsoft Way, Redmond, WA 98052
	(c)	Citizenship:
(1) The Company is a limited liability company organized under the laws of the State of Washington
(2) William H. Gates III is a citizen of the United States of America
	(d)	Title of Class of Securities: Common Stock, Par Value, $0.001 Per Share ("Common Stock")
	(e)	CUSIP Number: 21887F100
Item 3.	Not Applicable
Item 4.	Ownership.
(a)
Amount beneficially owned: 4,371,782*. Pursuant to an Equity Line of Credit and Securities Purchase Agreement (the "Agreement") between the Company and the Issuer, the Issuer has issued 12,500 shares of its Series A Preferred Stock and 37,500 shares of Series B Preferred Stock (collectively, the "Preferred Stock") to the Company. The Preferred Stock is convertible into 2,936,577 shares of Common Stock, subject to certain potential adjustments. In addition, pursuant to the Agreement, the Issuer has issued warrants (the "Warrants") to the Company to purchase Common Stock, which are currently exercisable for a total of 1,435,205 shares of Common Stock.

The Preferred Stock and Warrants were issued to the Company and are held in the Company's name. William H. Gates III is a member of the Company and has the power to direct the vote of the Preferred Stock (on an as-converted basis) and the vote and disposition of the Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants.
	(b)	Percent of class: 9.6%.
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: -0-.

(ii)
Shared power to vote or to direct the vote: 4,241,754*. Includes all shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants issued to and held by the Company.
(iii) Sole power to dispose or to direct the disposition of: -0-.
(iv)
Shared power to dispose or to direct the disposition of: 4,241,754*. Includes all shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants issued to and held by the Company.

All Common Stock beneficially owned by the Company may be deemed to be beneficially owned by William H. Gates III as the controlling member of the Company. Michael Larson, the Company's manager and executive officer, has voting and investment power with respect to the Common Stock held by the Company. Mr. Larson disclaims beneficial ownership of the Common Stock beneficially owned by the Company and Mr. Gates.
Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Under certain circumstances, the other member of the Company is entitled to receive a portion of the profits from a sale of the Common Stock.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of a Group:
Not Applicable
Item 10.	Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002
Date

Castle Gate L.L.C.

By /s/ Michael Larson Michael Larson, Manager

WILLIAM H. GATES III

By /s/ Michael Larson
William H. Gates III, by Michael Larson as attorney-in-fact

JOINT FILING AGREEMENT

        We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

DATED: February 12, 2002
CASTLE GATE L.L.C.

By: /s/ Michael Larson Michael Larson, Manager

WILLIAM H. GATES III

By /s/ Michael Larson
William H. Gates III, by Michael Larson as attorney in fact*

        *  Duly authorized under power of attorney dated March 14, 2001, by and on behalf of William H. Gates III, filed with Cascade's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

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SIGNATURE
JOINT FILING AGREEMENT